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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___June 1, 2003___ AND ENDING___May 31, 2004___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Semaphore Corporate Finance, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

199 East Litchfield Road, Box 804

(No. and Street)

Litchfield   Connecticut   06759

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kleeman   860-567-3171

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue   White Plains   New York   10604

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 2 3 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Kleeman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Semaphore Corporate Finance, Inc. _____ , as of May 31 _____ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

David Kleeman
Signature

President
Title

Notary Public

ILEANA B. SANTORE
NOTARY PUBLIC
MY COMMISSION EXPIRES 01/31/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEMAPHORE CORPORATE FINANCE, INC.

YEAR ENDED MAY 31, 2004

<u>INDEX</u>

FACING PAGE

PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS   2

STATEMENT OF FINANCIAL CONDITION
   MAY 31, 2004   3

STATEMENT OF OPERATIONS
   YEAR ENDED MAY 31, 2004   4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
   YEAR ENDED MAY 31, 2004   5

STATEMENT OF CASH FLOWS
   YEAR ENDED MAY 31, 2004   6

NOTES TO FINANCIAL STATEMENTS   7-8

SUPPLEMENTARY SCHEDULES REQUIRED BY RULE 17a-5 OF THE
   SECURITIES EXCHANGE ACT OF 1934:

   I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
      MAY 31, 2004   9

   II – STATEMENT REGARDING RULE 15c3-3
      MAY 31, 2004   10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL
   CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
   RULE 17a-5   11-12

*   *   *

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STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Semaphore Corporate Finance, Inc.

We have audited the accompanying statement of financial condition of SEMAPHORE CORPORATE FINANCE, INC. as of May 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Semaphore Corporate Finance, Inc. as of May 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Stone, Russo & Lazzaro, CPAs, LLP
Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
June 30, 2004

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SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2004

ASSETS

Cash	$ 15,520
Total current assets	$ 15,520

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 2,000
Stockholders' equity	
Common stock, no par value; 5,000 shares authorized;	
120 shares issued and outstanding	10,000
Additional paid in capital	45,890
Accumulated deficit	(42,370)
Total stockholders' equity	13,520
Total liabilities and stockholders' equity	$ 15,520

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 2004

Revenues	
Consulting income	$ 150,000
Investment income	152
Total	150,152
Expenses	
Consulting fees	131,500
Professional fees	7,000
Business licenses and fees	4,569
Insurance	738
Office Expense	630
Total	144,437
Net Income	$ 5,715

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MAY 31, 2004

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance, June 1, 2003	120	$ 10,000	$ 45,890	$ (48,085)	$ 7,805
Net Income	-	-	-	5,715	5,715
Balance, May 31, 2004	120	$ 10,000	$ 45,890	$ (42,370)	$ 13,520

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2004

Operating activities		
Net Income	$	5,715
Adjustments to reconcile net income to net cash used in operating activities		
Changes in operating assets and liabilities		
Increase in accrued expenses		1,750
Net cash provided by operating activities	$	7,465
Investing activities		
Decrease in certificate of deposit		5,799
Net cash provided by operating activities	$	5,799
Net increase in cash		13,264
Cash - beginning of year		2,256
Cash - end of year	$	15,520

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

<u>Organization:</u>

Semaphore Corporate Finance, Inc. (the "Company"), a Connecticut corporation is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD).

From time to time, the Company provides brokerage and consulting services in connection with the private placement of securities. The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i). The Company does not carry customer accounts, take custody of securities or extend margin credit to any customers.

<u>Use of estimates:</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Income taxes:</u>

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Income taxes:

There was no provision for income taxes in 2004 as the company has a net operating loss carry forward of $41,960. The deferred tax asset related to the net operating loss carry forward is not material.

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SEMAPHORE CORPORATE FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Net capital requirement:

> The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2004, the Company had net capital of $13,520, which was $8,520 in excess of its required net capital of $5,000. The Company's net capital ratio was .15 to 1.

Note 4 - Related party transactions:

> The Company's consulting fees totaled $131,500 for the year ended May 31, 2004 and were comprised of fees charged by its stockholders.

<p align="center">* * *</p>

SEMAPHORE CORPORATE FINANCE, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2004

Net capital:

Total stockholders' equity	$ 13,520
Net capital before haircuts on securities positions	13,520
Deduct haircuts on securities positions	$ -
Net capital	$ 13,520
Aggregate indebtedness – total liabilities	$ 2,000

Computation of basic net capital requirement:

Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$ 8,520
Excess of net capital at 1,000%	$ 13,320
Ratio of aggregate indebtedness to net capital	.15 to1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SEMAPHORE CORPORATE FINANCE, INC.

SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
MAY 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Board of Directors
Semaphore Corporate Finance, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Semaphore Corporate Finance, Inc. (the "Company") for the year ended May 31, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

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management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

White Plains, New York
June 30, 2004

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